Filed by Ashland Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rules 14a-6 and 14a-12(b)

of the Securities Exchange Act of 1934

Subject company:

Ashland Global Holdings Inc.

Commission File No. 333-211719

ASHLAND INC. Q3 EARNINGS CALL FULL TRANSCRIPT

7/27/2016

CORPORATE PARTICIPANTS

Seth Mrozek Ashland Inc. - Director of IR

Bill Wulfsohn Ashland Inc. - Chairman & CEO

Kevin Willis Ashland Inc. - SVP & CFO

Luis Fernandez-Moreno Ashland Inc. - SVP & President of Chemicals Group

CONFERENCE CALL PARTICIPANTS

David Begleiter Deutsche Bank - Analyst

Mike Sison KeyBanc Capital Markets - Analyst

Christopher Parkinson Credit Suisse - Analyst

Laurence Alexander Jefferies LLC - Analyst

John Roberts UBS - Analyst

Jeffrey Zekauskas JPMorgan - Analyst

Mike Harrison Seaport Global Securities - Analyst

Dmitry Silversteyn Longbow Research - Analyst

Jim Sheehan SunTrust Robinson Humphrey - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Ashland third-quarter earnings conference call.

(Operator Instructions)

As a reminder, this call is being recorded. I would now like to introduce your host for today’s call, Mr. Seth Mrozek, Director of Investor Relations. Sir, you may begin.

Seth Mrozek - Ashland Inc. - Director of IR

Thank you, Ronnie. Good morning, everyone, and welcome to Ashland’s third-quarter FY16 conference call and webcast. We released preliminary results for the quarter ended June 30, 2016 at approximately 5:00 PM Eastern daylight time yesterday, July 26, and this presentation should be viewed in conjunction with the earnings release. Additionally, we posted slides and prepared remarks to our website under the investor relations section and have furnished each of these documents to the SEC in a Form 8-K. On the call today are Bill Wulfsohn, Ashland’s Chairman and Chief Executive Officer; Kevin Willis, Senior Vice President and Chief Financial Officer; and Luis Fernandez-Moreno, Senior Vice President of Ashland and President of the Chemicals Group which includes Ashland Specialty Ingredients and Ashland Performance Materials.

As previously communicated, Sam Mitchell, Senior Vice President of Ashland and President of Valvoline, is currently engaged in separation related activities and will not be joining us on the call today. As shown on slide 2, our remarks include forward-looking statements as such term is defined under US securities law. We believe any such statements are based on reasonable assumptions but cannot assure that such expectations will be achieved. Please also note that we will be discussing adjusted results in this presentation. We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

When discussing the chemicals group, we also refer to the following. Core markets, these are highly differentiated markets of personal care, pharma, and coatings, which we identified during our November 2015 investor day as core platforms for targeted growth. Niche markets, where we deliver unique value propositions based on our technology platforms, and foundational businesses that provide cash and critical mass. In addition, in April, we announced an update to our separation plans including our planned IPO to 20% of Valvoline in the fall of 2016 subject to sufficiently attractive market conditions. We understand you may have additional questions about our plans. However, we continue to be in registration under US securities law, and there are strict limitations on the information we can share. I will now hand the presentation over to Bill, Luis, and Kevin. Bill?

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Thank you, Seth, and good morning, everyone. While we have our challenges, by and large this is a very exciting time at Ashland. As you are aware, at the beginning of the fiscal year, I established four core priorities for Ashland. As I will describe, we have made great progress against these priorities but still have more work to do to meet our targeted performance objectives. The first core priority has been to drive the operational and strategic aims needed to meet our financial expectations. The good news is that overall, we grew our year-over-year earnings per share in the quarter. In this area, both Ashland Performance Materials and Valvoline reported sales and earnings results that were consistent with our expectations for our third fiscal quarter.

Results in ASI were more mixed. On one hand, we drove positive sales or volume growth in five end markets. We also continued to aggressively and effectively manage the businesses’ sales mix and overhead costs. Yet in the aggregate, the business results came in below prior year and our outlook. Later on the call, we will speak in greater detail about the shortfall and what we are doing about it. Our second core priority has been to effectively convert earnings to cash. During the quarter, Ashland generated $107 million of free cash flow. For the first nine months of FY16, we generated free cash flow of $254 million, $60 million more than the first nine months of last fiscal year.

Our third priority has been the effective allocation of capital. To that end in July, we raised $375 million of 5.5% notes. This action was in support of our fourth priority, which is to complete the planned separation into two great independent companies. As in the past, the Ashland team is proving its strength related to effectively completing large complex transactions as key separation related milestones continue to be met on time and on budget. So in summary, we’ve made great progress across each of our four core priorities, albeit we clearly have some further progress to return ASI to year-over-year earnings growth. With that, let’s transition the discussion to describe the quarter in greater detail, and I’ll turn the call over to Kevin.

Kevin Willis - Ashland Inc. - SVP & CFO

Thank you, Bill, and good morning, everyone. In the quarter, we reported GAAP earnings from continuing operations of $1.55 per share. When adjusted for key items, earnings per share rose 2% to $1.95. In addition, adjusted EBITDA rose 1% to $294 million. This represents the first year-over-year growth in both adjusted EBITDA and earnings per share in FY16. As expected, the impact we have faced for a number of quarters from foreign exchange, weak energy markets, and divested product lines receded significantly. The year-over-year impact to sales from these was approximately $40 million, roughly two-thirds of what it was in the second quarter. We continue to expect to largely lap the earnings impact from these in Q4.

Turning now to a few corporate items. During the quarter, our effective tax rate adjusted for key items was nearly 28%. For the fiscal fourth quarter, we expect the adjusted effective tax rate to be approximately 28% bringing us to the high end of our expected range of 25% to 26%. Capital spending in the quarter totaled $78 million. We continue to monitor demand in our key end markets and compare those trends to our manufacturing footprint. To that end, we are actively managing our capital spending this year to the low end of the range of $320 million to $340 million.

Free cash flow in the quarter totaled $107 million. We now expect free cash flow for the full year to be in the range of $260 million to $280 million. This new range incorporates lower overall expected earnings in FY16, the timing of separation related payments, plus the timing of an environmental related payment, partially offset by improved working capital management. With that, I’ll hand the call back over to Bill.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Thank you, Kevin. Before turn the call over to Luis, I would like to make a few high-level remarks on the ASI portion of the business. As we all know, this is a great business founded on highly differentiated technology platforms. Leveraging our strong commercial and technical teams, we drive innovative value-creating solutions for our customers. Over the last several years, the ASI team has driven significant gains. One, with a strong focus on commercializing innovative new products, value selling, and managing our costs, the ASI team has improved EBITDA margins from approximately 21% to nearly 23% during the period.

Two, the team has made great gains in terms of improving our supply chain performance. Once again in the quarter, the ASI team was able to deliver on time at a rate over 95% versus less than 85% just a couple years back. The team has also improved the mix of projects in our new technology pipeline that have enhanced our [nova stage gate] process and built new global application labs to support commercialization in our customers. We have also dramatically enhanced our focus on building the systems and infrastructure to deliver pharma quality products from our entire network of production facilities. Still, we must and will take further actions to drive the business as sales in our personal care market and most specifically, emerging regions were less than anticipated at the start of the quarter. I will now turn the call over to Luis to share more details on ASI and APM’s performance in the quarter.

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Thanks, Bill, and good morning. I would like to spend a few extra minutes on ASI this morning. As Bill said, we are recognizing that this is a great business and we have a clear strategy to win. In the quarter, we made great progress implementing this plan. From a revenue perspective, this strategy led to gains in five of our key end markets. As expected, the combined impact from divestitures and reduced fracking related oil and gas demand reduced sales by approximately [$18] million or 3 percentage points or a 5% year-over-year decline in ASI sales. But more importantly, the impact from the energy business is now largely behind us as we expect to lap the year-over-year impact in the fourth quarter.

Still even with these [dynamics], overall results were sales and EBITDA were below the targets we aligned at the beginning of the quarter. Quite simply, the overall demand for our products, most notably in Latin America and China, was lower than what we expected. The lower demand had a related impact on manufacturing costs as we worked to better manage inventory. During the quarter, within ASI we maintained our disciplined focus on enhancing gross profit as a percentage of sales. This is evidenced through our prioritized investment approach to ASI’s three portfolio categories, core, niche, and foundational.

It also reflects disciplined price management and value selling. It also demonstrates our ability to drive manufacturing efficiencies through a focus on lean processes and quality. The ASI team also did a good job of managing overhead costs. In summary, for ASI, I would like to specifically address what happened with demand in the quarter. The fact is that currently we have unusually low visibility in demand especially in emerging regions due to the current economic environment. This ability has been impacted by consumer demand and the related order pattern by our customers. As I mentioned, this has been especially impactful in Latin America and China. While there are always share shifts, we do not attribute the results in the quarter to any fundamental share shift.

That said, we did choose to walk away from some low-margin sunscreen business in order to deploy our talented team to work our higher-value market segments offering differentiated products and technologies. As we enter the fourth quarter, our overall position in core markets remains strong and we intend to build on the gains we achieved in the third quarter. In pharma, we expect to see continued good penetration of our controlled release technologies at our excipients customers and our opening a new manufacturing facility in China. In coatings, we expect to continue to see the benefit from new product introductions as well. In food and nutrition, we will continue to see the benefit of share gains. Furthermore, we have substantially lapped the headwinds that negatively affected our results over the past four quarters.

In personal care, we expect that demand trends will begin to normalize, especially in oral care where we see improved order patterns. That said, we are taking a cautious approach given the current state of demand in emerging markets. We will continue to aggressively manage our overhead costs. In his closing remarks, Bill will talk about broader initiatives taking place across the broader organization. We have also strengthened our leadership team by bringing two new leaders with a track record of growth and performance to manage our industrial specialties business and personal care end market within consumer specialties. We also named an internal leader to manage pharma.

The leadership changes will also provide an enhanced focus in these two core markets within consumer specialties. Sales in the fourth quarter are expected to be in the range of $520 million to $540 million. Growth of our higher value categories of products selling to higher margin core growth end markets should lead to another strong margin performance with expected EBITDA margins of 24% to 24.5%.

Turning now to APM. I am pleased to report the third-quarter results were consistent with the outlook we shared in late April. Sales totaled $238 million, down 14% from prior year while EBITDA rose 11% to $30 million. Composites posted another quarter of year-over-year margin expansion. In total, composite sales were down 11% for the quarter with much of this decline due to lower pricing reflecting lower raw material costs when compared to the prior year end period. Sequentially, pricing adjustments more than offset the impact of some rising raw material costs during the quarter.

We also saw the impact of slowing industrial growth in emerging regions, particularly China and Brazil, reflected in lower volumes in these regions. Within INS, overall results were generally consistent with our prior outlook that BDO margins would decline reflecting more aggressive pricing. Overall, INS volumes and sales declined when compared to prior year. Ashland did announce price increases in certain regions effective July 1. While it is too early to tell what impact these increases will have on the fourth-quarter results, we are beginning to see the signs of some traction developing. Overall, the fourth quarter we expect APM sales to be in the range of $220 million to $240 million.

We expect another quarter of solid margin performance within composites to be offset by INS pricing and volumes that remain well below prior-year levels. In addition, due to lower demand, we have decided to put forward a planned plant turnaround that was previously scheduled for the first quarter of FY17. As a result, we expect EBITDA margin to be in the range of 9% to 10% in the quarter. I will now turn the call back over to Bill.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Thank you, Luis. As previously mentioned, typically Sam would be here to speak to Valvoline’s performance in the quarter. However, he is engaged with separation related activities today. As such, I will speak to Valvoline’s results. In summary, Valvoline reported another strong quarter. The business delivered excellent results driving 3% volume growth leading to a 3% EBITDA increase to $119 million on an adjusted basis. Valvoline’s EBITDA margin was 23.8% in the quarter, which represents a 110 basis point increase over the same period prior year. These results were driven by solid lubricant volume growth with particular strength in the Do-It-For-Me channel, which we served both through installers as well as through Valvoline’s Instant Oil Change Network, or VIOC.

Same-store sales within our VIOC network remained strong rising 7% at Company-owned stores. At the end of the third quarter, the VIOC business had a total of 1,055 Company-owned and franchise stores within the network, a gain of 116 stores versus a year ago. This growth includes the addition of the Oil Can Henry’s network of stores in the US Pacific Northwest. Within the international channel, volume grew 6% driven by continued strong execution of channel building efforts. Overall sales mix also continued to improve with US premium branded volumes increasing to 45.3% representing solid gains both sequentially and versus last year. While we would customarily provide an outlook for Valvoline’s results in the upcoming quarter, due to security law restrictions associated with the planned separation, we are not providing a fourth-quarter outlook for the Valvoline business segment.

Before we take your questions, I’d like to make a few concluding remarks to put things in broader perspective. During the quarter, we have made great progress versus our four core objectives. Overall, we increased our year-over-year EPS. As just discussed, we are pleased with the performance of Valvoline this year. In addition, APM performed per our expectations and showed year-over-year EBITDA improvement even in a tough INS pricing environment. We increased our cash flow from operations. We completed the financing related to the planned separation of Valvoline, and we are well on our way to creating two great companies. In each of these areas, we delivered at or above the targets we set for ourselves as we entered the quarter.

At the same time, we expected better results from ASI in quarter three. Furthermore, as Luis referenced, we anticipate that emerging markets will continue to be weak impacting both ASI and APM in the fourth quarter. In this context, our chemicals group is taking the following four core actions. One, in an effort to improve our mix, we will retain our strong strategic focus on our core and niche markets. We are focusing our technical and capital investments in these targeted areas. Two, in an effort to accelerate the pace of share gains, we have onboarded several new experienced commercial leaders, established dedicated leadership positions for the pharmaceutical and personal care end markets with the goal of improving focus, visibility, and accountability. And, we are taking a renewed look at how we leverage our global best practices throughout the organization.

Third, to better leverage our technical scale and global capabilities and drive faster movement of our pipeline to market, we have created the position of chief technology officer. With more than 125 PhDs on staff and 2,800 active patents around the world, we believe that innovation is a competitive strength for the new Ashland and we intend to capitalize on it. Four, to ensure we establish the new Ashland with competitive cost structure, we have developed plans to take out at least $25 million of cost over the next 18 to 24 months. These savings are expected to be driven largely by a redesign of our IT support infra structure, the implementation of an enhanced global supply chain system, and the expansion of our global business service center in India.

In conclusion, we have made great progress, and we are taking action to further drive the business forward. In the end, we are fortunate that we have a talented team and this team is aligned around a clear strategy to leverage our technical innovation and applications expertise, and we are taking additional actions to return the ASI business to profitable growth. Finally, we remain confident that we are well on our way towards creating two great independent companies on time and on budget. Thank you for participating in this call. I will now turn the call over to the operator to take your questions. Thank you.

QUESTION AND ANSWER

Operator

(Operator Instructions)

And our first question comes from the line of David Begleiter from Deutsche Bank.

David Begleiter - Deutsche Bank - Analyst

Thank you, good morning. Bill, Luis, just in personal care, I think in last quarter you had referenced that demand may have been improving late in the quarter in personal care by the customers. How and when did that reverse during this quarter?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Hi, David. This is Luis. That is right. We did see an improvement on demand at the end of the second quarter, and that was what I mentioned in terms of the lack of visibility. I think that consumer demand especially in the emerging markets has been a little bit spiky and that has caused our customers — our regular customers to also have somewhat of a spiky demand, so what we saw in this quarter is again, lower demand from our customers but driven again by the variability of that consumer demand in emerging markets and I do expect that that variability will continue, or that is what we are planning for in the fourth quarter.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

I would just add that because you bring up a really good point and that is that we did see an uptick at the end of Q2, and that gave us if you will the confidence in our outlook that would continue if you will related to normal seasonality. As it turned out, we didn’t see that if you will uptick sustain itself into Q3, and as Luis mentioned, we are taking a cautious outlook as a result of that going forward.

David Begleiter - Deutsche Bank - Analyst

Very good. And Luis, just on market share, how confident are you that you are not losing share or share is not eroding on the margin here?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

One of the key things is that our products are specified in our customers so in that regard, we don’t think we are losing market share. I will make a note of an exception in the sunscreen actives. Definitely there has been a significant reduction in pricing on some grades of sunscreen and we decided not to participate in those segments except for the sunscreen. Some set of the sunscreen segment, we do not see market share loss because again, we are specified in the products of our customers.

David Begleiter - Deutsche Bank - Analyst

Thank you very much.

Operator

Our next question comes from Mike Sison from KeyBank.

Mike Sison - KeyBanc Capital Markets - Analyst

Hello, guys. Good morning.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Good morning.

Mike Sison - KeyBanc Capital Markets - Analyst

Luis, when you think about EBITDA for ASI, you have been able to hang in there the last couple of years, a little bit above 500 in that, and this year with the guidance you are going be kind of well below that. What do you think needs to happen to get back to those levels and how soon do you think you can get on that trajectory?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Yes, definitely. We have been improving on a quarterly basis our performance, and we are lapping the headwinds from currency, from energy. Every quarter, we’ve made improvements. If you remember in Q1, we were $25 million below last year than we were in 2015, [were 8]. Definitely, I think about a quarter behind where I wanted to be. I wanted to be at flat EBITDA base this quarter and as I mentioned, we were feeling optimistic at the end of Q2 based on the uptick in demand that we saw in March and the demand obviously was not as strong as we expected. But we continue to make progress on a quarterly basis in terms of improving the EBITDA getting to the right level.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Mike, this is Bill. I’m just going to add in there because you are referencing I think a little bit longer-term perspective. When I step back and look at the business, the team has done a great job in the areas that we have highlighted, improving the supply chain and being dependable, providing pharma quality products for customers, in terms of retooling our innovation pipeline and how we support customers in the field. I think that there is further opportunity as we put more effort behind our innovation pipeline with the establishment of the chief technology officer to drive our greater global scale and drive more momentum in terms of increasing the percentage of our sales that will come from new products.

And secondly, we are really sharpening the tools, if you will, on the commercial front in terms of driving a high-performance organization, which we have today, but leveraging our global practices trying to make sure we have clearer visibility into key segments like personal care versus pharma and really make sure that we are driving the value selling and share shift that is appropriate for the types of activities we have. From my perspective, I would just add that. To me, those are key parts of our engine, which we do well on today, and we are working on and I think will become, if you will, towering strengths for us in the future. And with that in mind, that will help to drive and propel, if you will, greater growth more or less irrespective of what is going on in specific regions or to at least a reasonable degree in specific markets basis.

Kevin Willis - Ashland Inc. - SVP & CFO

Mike, this is Kevin. While I don’t want to over sell it as Bill mentioned, we have identified approximately $25 million of cost improvement opportunities through several projects that we discussed here, Bill mentioned. We are going to continue to be very, very focused on the cost structure of this business, and we’ll take every available opportunity continue to make improvements to that. We’ve committed to cost neutrality. That has not changed as part of the separation process, and we see opportunities over and above that, as Bill discussed, and we’ll continue to focus on that as well to provide the business overall, both ASI and APM, or new Ashland going forward with a better cost structure incrementally.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Mike, you’re going to get a full answer to your question and then some, but these are important points and so just to emphasize. As we are separating, and I’m going to speak specifically to the chemicals business, what we’re seeing is that we have an opportunity to really customize aspects of how we support that business, which will provide better service in terms of supporting the business and our customers but really in a more cost-effective manner. We are looking at this not as simply a cost reduction exercise.

In fact, there are areas in Lean Six Sigma, in the commercial teams, in innovation where we’re excited about the investments we are making and you hear about those and those things we want to continue to invest in. The good news is that for the chemicals business through the separation, we do see ways that we can drive the back office aspects of the business in a way which is more cost-efficient. And so I just want to emphasize that. It was part of our hypothesis associated with the separation, and for the chemicals business we are seeing that today as we set our plans for the future.

Mike Sison - KeyBanc Capital Markets - Analyst

Okay, appreciate that. To follow up, you did talk about five key end markets that are growing. Can you flush those out a little bit? Why they are growing? How strong they are growing? And then I think pricing was down. Is that an issue? Is that more on the other side that has been more aggressive than usual?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Two comments, let me start with the pricing one. Yes. In the more commoditized portion of the portfolio, we do have pricing down mostly following raw materials. So obviously as raw materials start increasing, those prices should go up and that is on the pricing side. In terms of the markets that grew, pharma continues to grow. That has continued to grow every quarter as we introduced further technologies and further products that enter into new drugs or new generics. Coatings continued to grow and that is mostly because of new product introductions. Again, if you follow some of our customers, they also have very difficult comparisons in the emerging markets but our coatings business was able to grow through new product introductions and business gains.

Hair care is another segment where because of the introductions that we did last year, we continue to see the traction of those. We reverted a trend in the nutrition segment, and we are now showing growth. And finally our adhesives business has continued to show tremendous stamina in terms of delivering growth on a quarterly basis [for a variety of quarters] except for Q1 of last year. Those segments even with the situation in emerging markets, through new product introduction, and again, products that tend to be at higher margin improving the mix, they continue to grow.

Mike Sison - KeyBanc Capital Markets - Analyst

Great, thank you.

Operator

Our next question comes from the line of Christopher Parkinson from Credit Suisse.

Christopher Parkinson - Credit Suisse - Analyst

Thank you. Can you just hit on the emerging market weakness a little more? Is this deriving mainly from customer trade down, de-stocking, both? And as far as the potential for customer trade down whether it is in the past or potentially in the future, have you increased your exposure to some of the lower price point products? Just any color there would be appreciated. Thank you.

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

That’s a very good question. As I think I mentioned in the previous call, the trade down that we see, and we see some trade down is happening. Having said that, I don’t think that is a long-term trend in my experience. As soon as the consumer starts feeling more confidence, they are accustomed to the better products and they will get back to buying them. But we have seen some trade down and again, that’s what has make our customers, not a consumer, being a little bit spiky on what to make.

To your second point, yes, we do work with them in terms of finding ways to reduce the cost of their final products so they are more accessible to their customers, and as we do that, we tend to do it again with high-quality products that enable them to provide the similar properties but a lower cost and we’ve been successful. It is not immediate, but we’ve been successful in a variety of places. Mostly in coatings just because the new product introduction for our customers is faster than in the regulated spaces but we are working in that respect to do that.

Christopher Parkinson - Credit Suisse - Analyst

Perfect. And Luis, as long as I have you, you hit on this at the end of your remarks but just overall, where does ASI stand relative to its long-term target for new products as a percent of revenues and can this be achieved in FY17? And also, how integral is that relative to your long-term ASI margin guidance or will the benefits of sales mix from pharma and other end markets be enough to get you a few hundred basis points higher? Thank you.

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Our long-term target for ASI continues to be the same one as before, 25% to 27% EBITDA margin for the future. Clearly, the energy and FX headwinds that we saw last year and have delayed us in that delivery. Both of the elements that you mentioned are the reason where we see the improvement. Actually, three elements I would mention. The first one is what you described, just a better mix in the markets that we serve. Our core markets our higher-margin overall than the rest of the business so just by selling more in those segments, our margin improves.

The second one is what you mentioned in terms of introduction of new products. Our new product introduction process allows us to bring products that are more valuable to our customers and as we do that, we introduce new products or in some cases we replace older products that are at a lower margin. The third element of our everyday improvement program is as we reenergize growth moving forward, the overall absorption of our overall fixed costs infrastructure, on SG&A, on manufacturing, et cetera, will bring those margins up by virtue of the capacity that we have established in the business. Those are the three levers that we have to continue to improve margins and get us to that expectation.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Just to emphasize the comments around new products introduction, it is amazing, the people that we have, the infrastructure, support resources that we have. The whole portfolio of highly differentiated and often patented technologies, and I believe that for the future to get us to a more sustainable and higher growth rate, we really need to capitalize more on that. That is a core reason for establishing the chief technology officer role, and we are bringing that individual together with our commercial team to really talk about how we can accelerate the pipeline or the impact because as a specialty chemical company, we need to see our sales of new products be in excess of 25% of our sales, and we are below that today.

We have platforms which not just specific technologies, but platforms related to bridging our core technologies. We call them our hybrid platform which really have outstanding potential. They are highly differentiated. They are proprietary and protected, and we need to accelerate driving that innovation stream into the marketplace. So to me from my perspective, I would just say this is our opportunity to move from strength to great strength and make sure that this is what is driving and leading to our ultimate results.

The team has done a great job if you think about it over the last year, for example, in improving the supply chain, and that is great because if you don’t have a dependable supply chain, then your customers can’t depend upon you and it’s tough to be differentiated in that respect. I think that we are strong in the areas of innovation but we really just need to redouble our efforts and make that a bigger part of our end result stream. I’m excited because to me, that is the next phase of if you will becoming a more focused operating Company and focusing on really trying to be the benchmark in areas like innovation and commercial excellence.

Christopher Parkinson - Credit Suisse - Analyst

That’s very helpful. Thank you.

Operator

Our next question comes from the line of Laurence Alexander from Jefferies.

Laurence Alexander - Jefferies LLC - Analyst

Good morning. First of all, for the five growth platforms you highlighted earlier, could you give us a sense for what the aggregate sales is and how fast they are growing?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Hi, Laurence. How are you? This is Luis. We have really on purpose decided not to provide the specifics on those specific segments but they are obviously a significant and important part of our portfolio. Clearly, coatings and adhesives are the majority of our industrial specialties business and pharma together with the hair care also represent a significant proportion of our consumer specialties business.

Laurence Alexander - Jefferies LLC - Analyst

Can you maybe tie the commentary around the R&D pipeline and commercialization initiative with the cost cuts you have done over the last couple of years and the realignment you did in the R&D staff? Is this building on the market relevance initiative you were pushing, or is it — or did you go too far and you need to then ratchet it back? Because I know that was one of the risks you had flagged when you started out.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

This is Bill. I saw the implementation, if you will, of the reductions that you are referencing and from my perspective, the team did an outstanding job of assessing the needs of the business and really moving fundamentally to decentralize aspects of the business which we’ll say are — should be more closely aligned with the businesses. Yes, there were cuts that went across all our areas of the organization, but to me, I think that the work that was done was spot on and spot on in the sense that we have retained the strength that we needed in our technical areas as well as our commercial areas. And we are looking to ultimately just strengthen what we think is already a core part of our strength and ultimately invest more as we go forward and kind of build a stronger growth engine.

So as we make comments about the future and what we want to do and focus on, I’m commenting because I want to be cautious. We are not trying to solve a problem that exists or exists because of a past restructuring but really move forward in terms of making sure that we are driving if you will top quartile results in the specialty chemical industry which will always be dependent upon your pace and rate of innovating into the marketplace and your ability to build trust-based relationships with your customers, ultimately solve their problems, and then solve the value with premium pricing. I hope that addresses your question. I think the restructuring in the past was very well done. We just have an opportunity to focus as an operating Company more on these types of aspects to make sure that our overall strength is greater for the future.

Laurence Alexander - Jefferies LLC - Analyst

And then lastly, you made a comment about being on the way to integrating the two companies. How much farther do you think you have to go and when you get there, so to speak, will the lumpiness in the portfolio diminish or do you think you need a little bit of something else in the mix of the portfolio to smooth out the lumpiness?

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Just to make sure I’m clear, when you talk about integrated, are you talking about the chemical side of the business, basically establishing the new Ashland?

Laurence Alexander - Jefferies LLC - Analyst

Yes, exactly. You made a comment about how you were well on the way to integrating two companies and creating the new culture and if you could piece that out a little bit.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Clearly, the business will still have different segments with different value propositions and different market spaces that we focus on, and yet really as we look at it, the back office aspects of the business we can drive based upon the commonality that is associated with chemical production to make sure that we are leveraging that across the broader scale. So I think the supply chain enhancement that we are putting in place now, the global supply chain is a great example of that where clearly by taking one approach across all of the respective businesses, they will benefit within the chemicals group. But there are other aspects of the business from market facing sales and technical support people and marketing people where they should stay if you will focused on their respective markets and we are not going to try to bring those together.

In fact, as I mentioned, we are going to try to increase our specialization or focus on the imperatives within those market spaces. And so yes, we want to leverage our global scale. To me, this is a great opportunity as we are going through the separation. We are looking at everything that we do. Most specifically, I will say in this context in the back office and we are saying, okay, is this the most competitive and the most effective way to drive a specialty chemical company forward? The answer is for the most part, yes. At the same time, we do see some opportunities and I think we will continue to see additional opportunities as time goes on and that will be part of creating the great specialty company, the premier specialty company that we intend to be.

Laurence Alexander - Jefferies LLC - Analyst

Thank you.

Operator

The next question comes from the line of John Roberts from UBS.

John Roberts - UBS - Analyst

Thank you. When does Valvoline drop to discontinued ops? And after the IPO of Valvoline, have you decided yet whether the remainder will be an exchange offer or just a distribution?

Kevin Willis - Ashland Inc. - SVP & CFO

Valvoline would go to disc ops sometime after the planned IPO and then the full separation. In terms of our intent as we stated, it has been and is currently our — currently remains our intention to distribute the remaining shares of Valvoline not included in the IPO process after an appropriate lockout period is agreed with the underwriters. That would be distributed to existing Ashland shareholders as of some record date.

John Roberts - UBS - Analyst

Okay. So no exchange offer then as part of that distribution?

Kevin Willis - Ashland Inc. - SVP & CFO

Not currently planned.

John Roberts - UBS - Analyst

Okay. In ASI, one of the key themes in the consumer markets have been the global major customers losing share to smaller local customers. Is there a way to think about how much of your consumer specialties are the global CPG firms and how much are smaller local customers might be gaining share?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

It really depends on the geography and the location. Obviously, we have to play with both. In the past, the local customers have been gaining share in places like China, like Brazil, like India, all of the emerging markets. That’s probably less true in the developed markets of Europe or the US where the global established customers are still gaining share and they are the significant players. We just try to keep a very good balance in between both of them depending on the region of the world where we are participating. I normally don’t share exactly what our sales are for each of the different venues.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

At the same time, this dynamic is, you can see it in the actions that we are taking, we recognize that we need to be global and at the same time be local which is why we are building out the infrastructure in the regions to effectively support, whether they be global or regional customers, and we are working to as I mentioned in the technology area make sure that we are bridging our global scale and wherewithal to leverage that network to really make sure these innovations we have as well as our ability to support our customers is from the full Ashland, even when we are providing it for a local customer in the local region.

John Roberts - UBS - Analyst

Thank you.

Operator

The next question comes from the line of Jeffrey Zekauskas from JPMorgan.

Jeffrey Zekauskas - JPMorgan - Analyst

Hi, good morning. I think that there is normally seasonally stronger profitability in ASI in your fiscal fourth quarter in that your revenues tend to drop sequentially and your EBITDA margin tends to lift. Can you describe why the mix seems to be better in the fourth quarter? What is it that you sell less or what is it that you sell more of to get higher returns?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Hi, Jeff, this is Luis. The reason why our Q4 profitability is higher than in Q3 is because we have in a specific product line, every time during Q3 a maintenance shutdown of one of our facilities that is relevant, and that is just one specific asset where we take a maintenance shutdown every Q3, and it has a significant impact on the margin when it comes to manufacturing costs. It is not just necessarily a change in mix or anything. It’s just the way that our costs flow through our system in Q3 versus Q4.

Jeffrey Zekauskas - JPMorgan - Analyst

Okay. Secondly, last year your SG&A in specialty ingredients really blipped up in the fourth quarter. You sequentially went from something like $115 million to $121 million. Are we going to see that kind of jump up again in SG&A or last year was unusual and it is likely that that would be missing this year?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Not at this time, I’m not forecasting any significant increases on the quarter. Sometimes we have specific adjustments but I don’t expect that blip in Q4.

Jeffrey Zekauskas - JPMorgan - Analyst

Okay. Lastly, it’s true raw materials have moved lower but your prices just sort of have inched lower a little bit faster, and so it seems that there is a little bit of a margin squeeze going on. Not a lot, but some. Is that the kind of thing that’s a little bit difficult to reverse in the environment that we are in because demand is so soft?

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

I don’t know, Jeff, that that is accurate — actually the case. There has been a great effort and in the gross profit area, you can see that we’re doing a pretty good job of managing, at least if we are referencing in the ASI business the relative profitability in the changing raw material environment. I think the same has been true within the composites area. Certainly in the INS and BDO market, that would really be just more fundamentally driven by global supply and demand, really less so by raw materials but more so by supply and demand and the related pricing impact that that has, or margin impact I should say that that has.

Jeffrey Zekauskas - JPMorgan - Analyst

Okay. Great. Thank you so much.

Operator

Our next question comes from the line of Mike Harrison from Seaport Global.

Mike Harrison - Seaport Global Securities - Analyst

Hi, good morning. Luis, within the skin care business, we’ve talked in the past about some of the competitive dynamics that have been impacting you, and you mentioned seeing some weakness in pricing there and some business that you just felt like walking away from. Can you talk about how you see that playing out over the next few quarters? Any improvement on the horizon in that competitive environment? And then maybe also talk about just what you are seeing in the overall sunscreen market in terms of demand this year. Has that been better or are you still seeing some weakness in overall market demand for sunscreens?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

There is both. We definitely have seen some weakness in the sunscreen market, especially in Europe but having said that, there is also been a lot more active pricing in that area. I would like to distinguish two things. Not all of our personal care business is sunscreens, so we do have very relevant high-margin portions of our skin care business that continue to grow. And we were investing a fair amount of money like in our biofunctionals and we are seeing progress on our acquisition of the Zeta Fraction technology from Akzo, so that portion of the business is doing well.

Within the sunscreen molecules themselves, there are some that are more commoditized. That’s the area where we decided not to participate. While there are other sectors in the ones we make where we have a technology again, they tend to be in the higher value sunscreen market, and those continue to do well except that the consumer demand is a little lower. So a long-winded explanation but that is the dynamics. Personal care has more than sunscreens on the more commoditized end it has been a price competition and I don’t think that’s going to change in the short term but we have differentiated aspects of that business that do well.

Mike Harrison - Seaport Global Securities - Analyst

All right. You’ve talked quite a bit new products in ASI. Is there any way that you can provide some examples of recent introductions or what we might be looking at in FY17 that could move the needle? I know you’ve mentioned hybrid technologies. I think those came up several quarters ago, and I’m just not really clear that those have had the commercial impact that you might have expected or whether that is still yet to come or still in very early stages.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Thank you for that question because it also helps an important clarification. The hybrid technology is really, really exciting and yet I don’t mean to in any way create any confusion. While we’ll have some impact of that in the near term, really this is essentially a new technology platform and in fact, there was a substantial amount of work before we really started introducing it to customers to make sure that we had adequately protected the intellectual property. So this is something that will be built into, for example, some of the personal care sales over time.

It’s exciting for the future, but I wouldn’t would try to suggest that that will move the needle in the next quarter or two. It’s really creating the engine for our growth over time. That being said, there are a lot of exciting introductions that have taken place and are having impact today. Luis, you may want to reference a couple of those.

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

So a couple of the new products, clearly hair care, we were able to introduce new products both with what we call our first hybrid technologies. Those products now are in a variety of branded shampoos and conditioners. And again, I cannot just because of confidentiality tell you which ones but definitely that has been a great success. We have introduced new products on the skin care side very recently. Those tend to be a year away from our customers being able to put them into their final products but the excitement is there, and we actually got a couple of recognitions at the different trade shows because of the innovations that we provided.

In the coatings arena, we have brought up a fair amount of new products to our customers again that has allowed us to grow. And you encountered them in some of the newer paints both in the US, Europe, and in China. As I described in the past, it’s not like we introduce a new product for every market every quarter but every quarter, we introduce new products for the different markets. And depending on the cycle, some take three months to get there. For our customers to implement them, some take a year before they are actually in the marketplace, especially in the regulated space it takes a little longer.

Mike Harrison - Seaport Global Securities - Analyst

All right. Kevin, I was hoping that you could walk through the details again on the reduction in your free cash flow guidance.

Kevin Willis - Ashland Inc. - SVP & CFO

Sure, Michael. First of all, we are expecting somewhat lower earnings, and that will have an impact on the number. We are pulling forward some of the separation related cash payments so those are going to happen sooner than we thought they would. It doesn’t change the quantum. We are still on target in terms of what we believe separation costs will be, and the third item is also more of a pull forward of an environmental issue that we paid out. Really, those are the three primary items offset somewhat by some improvements in working capital and there are other puts and takes in that mix obviously but those would be call it the four primary impacts.

Mike Harrison - Seaport Global Securities - Analyst

Got it, thank you very much.

Kevin Willis - Ashland Inc. - SVP & CFO

Sure.

Operator

Our next question comes from Dmitry Silversteyn from Longbow Research.

Dmitry Silversteyn - Longbow Research - Analyst

Good morning. I just wanted to clarify your comments regarding performance materials with respect to raw material costs. In your prepared remarks, you talk about composites being impacted a little bit by rising raw material costs and you are getting pricing above that. But then later on in that same paragraph, you talk about 11% decline in revenues was driven primarily by price pass through on lower raw material costs. So are raw material costs in performance materials and composites portion of the business going up or going down sequentially or year over year. Can you help us clarify that?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

Sure, Dmitry. Glad that you asked the question. On a year-to-year basis, there is a significant reduction both in raw materials and on the prices but as we were able to keep margin up as the raw materials declined, we’ve seen improvement of margin on a year-to-year basis. Sequentially for the first quarter in a long time, we started to see raw materials start to go up. My comment was related to the fact that as we started to see those raw materials go up on a sequential basis, we have been able to pass price increases that are slightly above that. The idea that I’m trying to convey is we were able to capture margin as the raw materials came down and so far we have been able to preserve any, in fact, improve a little bit upon those, as the raw materials finally in this quarter start to go up. I don’t know if that clarifies the comments.

Dmitry Silversteyn - Longbow Research - Analyst

It does, Luis. Thank you. So basically though the rising raw material prices and costs is a sequential commentary versus the declines being a year-over-year commentary.

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

That is correct.

Dmitry Silversteyn - Longbow Research - Analyst

Okay. You talked about coatings in China continuing to do well and you have for a while even with the Chinese economy in construction and coating demand has slowed down a little bit. Obviously, on the continuing penetration of water-based technologies. Now that the government in China actually has gotten serious about VOC emissions and looks to accelerate conversion from solvent-based technologies to water-based in coatings specifically, do you look for your business in China on the HEC side to accelerate as a result of this or basically maintain the rate that you’ve been growing at?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

What we’ve seen in China, Dmitry, is twofold. Number one, the market itself is not necessarily growing. In fact, if you read some of the global manufacturers, you’ve see that they have reported declines on the Chinese architectural coatings market. The reason why we are growing in China is because of the introduction and continuous gain both of new products and existing products. And I would highlight that in coatings we are more than HEC. We provide a battery of products that include surfactants that are very good for low VOC formulations. So yes, we continue to expect to see growth in China as we gain market share both by the introduction of water-based products but even in the water-based products, lower VOCs and we are seeing that already in our results and we expect to continue to see that.

Dmitry Silversteyn - Longbow Research - Analyst

Very good, Luis. And then final question on adhesives. That business continues to do very well for you. It is my understanding is it’s mostly construction related and mostly US based, so can you talk about whether or not you are gaining share and whether you are reflective of the market performance overall for construction in North America, or is it something outside of construction that is driving your adhesive sales?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

It’s both. The North American market overall has been a good market for us. Our adhesives business, we continue to gain some share but it is a combination of markets. It has some construction in it. It has some automotive in it, which has been good in North America, but also has a fair amount of packaging for consumer goods and that also that has been very good both in terms of labels as well as flexible packaging. In that regard being a North American based business where the one economy that continues to do well is North America, we are seeing the benefits of those and our ability to continue to grow with new products for our customers.

Dmitry Silversteyn - Longbow Research - Analyst

Thank you, Luis. That’s all I have.

Operator

(Operator Instructions)

Our next question comes from the line of Jim Sheehan from SunTrust.

Jim Sheehan - SunTrust Robinson Humphrey - Analyst

Thank you. On your free cash flow target, and the reduction in free cash flow you are expecting for the full year, you broke out some of the — you talked about different elements of that. Could you just discuss in percentage terms how much of that is attributable to lower earnings expectations for the year?

Kevin Willis - Ashland Inc. - SVP & CFO

No, Jim. We really can’t break that out.

Jim Sheehan - SunTrust Robinson Humphrey - Analyst

On your ASI, your SG&A, the costs that you expect — you talked about cutting some SG&A. What is the cadence of cost savings that you expect to generate from that program?

Kevin Willis - Ashland Inc. - SVP & CFO

We would expect full run rate in 18 to 24 months, not unlike what we have done in the past. We will update each quarter in terms of number one, what our expectations of the overall quantum continue to be and number two, what kind of run rate activity that we are seeing.

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

I want to make one difference here. Obviously, we have been very cautious on our spending on ASI but the savings that Kevin is relating even though we will continue to be cautious and conscience in the case of ASI, a lot of these reductions are coming from the infrastructure to service the business as we separate into two companies, and we can focus the services that are provided within the back office to the benefit of the chemical business. So the vast majority of these savings are happening not on the commercial end, not on the innovation end, whereas Bill said, we continue to invest in certain areas to make sure we deliver the growth that is needed.

Jim Sheehan - SunTrust Robinson Humphrey - Analyst

Great, and on the sunscreen topic, you’ve got a great product that you have working well outside the US. You haven’t gotten FDA approval to introduce it in the US yet, Escalol. Could you give us an update on when you expect to get that product approved?

Luis Fernandez-Moreno - Ashland Inc. - SVP & President of Chemicals Group

That is the biggest question I have, and we continue to work as hard as possible with the FDA to make sure that that product is approved. That is one clearly differentiated product that is working for us very well. I just wish that I could give you a date other than — the industry, not only us. The Melanoma Society, a lot of people are working to make sure that the FDA approves what are much better products for sunscreens but unfortunately, I cannot give you a date just because it has been just a work in progress.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

It is driven by the government.

Jim Sheehan - SunTrust Robinson Humphrey - Analyst

Thank you, very much.

Operator

This concludes the Q&A session for today. I would like to turn the call back over to management for any further remarks.

Bill Wulfsohn - Ashland Inc. - Chairman & CEO

Ronnie, thank you. Thank you all for your time this morning and for your interest in Ashland. I hope everyone has a great day.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone, have a wonderful day.

Regulation G: Adjusted Results

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About Ashland

Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units - Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline - we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

Forward-Looking Statements

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